Exhibit 99.1

ASML Expresses Disappointment That Nikon Has Opted for Unnecessary and Unfounded Legal Action Over Patents
•	ASML believes Nikon’s claims are without merit and will defend itself vigorously
•	This sort of unnecessary patent litigation distracts from driving technology forward for the benefit of chip makers
•	ASML has made repeated efforts to negotiate an extension of its patent cross-license agreement with Nikon
•	Nikon has not engaged seriously with ASML and has instead chosen to commence legal proceedings
VELDHOVEN, the Netherlands, 24 April 2017 – ASML Holding NV (ASML) notes the announcement by Nikon that Nikon has filed a legal claim for alleged patent infringement against ASML in three countries. ASML has not yet received a notification of a legal action and categorically denies any infringement allegations.
ASML believes that Nikon’s claim is without merit. We will defend ourselves vigorously against the allegations and we will consider all means at our disposal.
As disclosed in further detail in our annual report and on Form 20-F, ASML and Nikon in 2004 concluded a patent cross-license agreement. Some patents were perpetually licensed; for others, the license period ended on 31 December 2009. A transitional period, during which the parties had agreed not to bring suit, ended on 31 December 2014.
Peter Wennink, ASML President and Chief Executive Officer, said: “Nikon’s litigation is unfounded, unnecessary and creates uncertainty for the semiconductor industry. Over the past years, ASML has made repeated attempts to negotiate an extension of its cross-license agreement with Nikon. We are disappointed that Nikon did not make any serious efforts to negotiate and has opted for legal action instead. We continue to believe that a negotiated outcome would have been preferable for the industry, which thrives on innovation and collaboration. This sort of unnecessary patent litigation distracts from what is truly important: driving technology forward for the benefit of chip makers. We should compete in the marketplace and not in court.”
About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 17,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.
Media Relations Contacts
Netherlands: Lucas van Grinsven +31 6 1019 9532, Monique Mols +31 6 5284 4418, Niclas Mika +31 6 201 528 63
United Kingdom (Brunswick): Chris Blundell, Ambre Tanty-Lamothe +44 207 404 5959
Germany (Brunswick): Oliver Thompson +49 69 2400 5539
United States (ASML): Brittney Wolff-Zatezalo +1 408 483 3207
United States (Brunswick): Eric Savitz +1 415 671 7676
China (Brunswick): Ziya Yang +86 10 5960 8623
Taiwan (ASML): Karen Lo +88636236639
Taiwan (Brunswick): Teresa Li +852 3512 5043
Japan (Pathfind): Hiryoyuki Sera +81-3-6721-5095, sera@pathfind.co.jp
South Korea (ASML): Jay Kim +82 10 8972 0633
South Korea (Signature): Nuri Hwang +82 2 364 7001, nuri@thesignature.co.kr

Brunswick can also be contacted at ASML@brunswickgroup.com
Investor Relations Contacts
United States: Craig DeYoung, +1 480 696 2762
Netherlands: Marcel Kemp, +31 40 268 6494
Regulated Information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.
Forward Looking Statements
This press release contains forward looking statements, including statements relating to Nikon's actions against us, our view of the claims and plan to respond and the potential impact on the semiconductor industry and statements with respect to Moore’s law. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Potential adverse outcomes of patent litigation may include, without limitation, payment of significant monetary damages, injunctive relief prohibiting the sale of products, and/or settlement involving significant costs, any of which may have a material adverse effect on our business, financial condition and/or results of operations. In addition, defending against any such claim could result in substantial legal fees and could divert the attention of key management and technical personnel and we are unable to predict the outcome of this action/claim at this time. Other risks and uncertainties include, without limitation, risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.